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                                                                    Exhibit 23.1


The Board of Directors
Philadelphia Suburban Corporation

We consent to incorporation by reference in the registration statement (No. 333-81085) on Form S-8 of Philadelphia Suburban Corporation of our report dated June 23, 2000, relating to the statements of net assets available for plan benefits of Consumers Water Company Employees' 401(k) Savings Plan and Trust as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended, and all related supplemental schedules, which report appears in the December 31, 1999, annual report on Form 11-K of Philadelphia Suburban Corporation.









/S/ KPMG LLP
Philadelphia, Pennsylvania
June 28, 2000